                                                                    EXHIBIT 99.5

                                  May 6, 1999



Board of Directors
Strategic Timber Trust, Inc.
5 North Pleasant Street
New London, New Hampshire 03257



       Re: Form S-11 Registration
           Statement File No. 333-71291

Dear Sirs:

         Based upon our authority as experts in forestry, timber inventory, forest regulatory, and appraisal matters, we have reviewed and approved information you have included in the Prospectus ("the Prospectus"). The Prospectus is part of the referenced Registration Statement ("Registration Statement"), as amended. We have reviewed and approved information relating to the timber volumes, acreage, forest regulatory matters, stumpage and delivered log prices, and timber harvest/management sales plan with respect to the properties owned by your subsidiary Pioneer Resources, LLC in California, Washington, and Oregon. We have consented to your inclusion of our report and references to the firm in the Prospectus, and on April 15, 1999, we submitted a prior report for use in the referenced Registration Statement. This report, which will be included in Amendment No. 3 to the Registration Statement, is intended to supersede the prior report.

         We summarize below our determinations in reviewing the timber volumes and timber sales plan information contained in the Prospectus and describe the assumptions and methodologies we used in making our determinations. We also provide below confirmation as to the conformance of your timber operations and timber sales plan with applicable forestry rules, regulations, and practices in the Pacific Northwest areas.

         In the Prospectus, these properties are referred to as the Pacific Northwest properties, and in this report we will do the same. As of March 31, 1999, the forest tracts designated as the Pacific Northwest properties are comprised of the Coastal forest (79,026 acres), Commander forest (43,313 acres), Oregon timberlands (230,323 acres), and Washington timberlands (10,822 acres). The Coastal forest is comprised of the Longview, Willits Wood, and Williams Ranch tracts. The Washington timberlands are comprised of the Riffe Lake and Aloha Tracts.

         The Northwest Properties are categorized as timber properties, agricultural land, and open/non-forested land as set forth below:


                                        Pacific Northwest Properties
                                              Acreage by Type
         ------------------------------------------------------------------------------------------

                                                      Merchantable and
                                                       Premerchantable
                                                           Timber           Non-forest       Total
                                                      ----------------      ----------      -------

         Coastal forest                                     77,366             1,660         79,026
         Commander forest                                   39,771             3,542         43,313
         Oregon timberlands                                204,502            25,821        230,323
         Washington timberlands                              9,794             1,058         10,822
                                                           -------            ------        -------

         Totals                                            331,433            32,081        363,484

         In confirming information contained in the prospectus, we conducted an extensive assessment of the effect of applicable regulatory restrictions on your timber harvesting and timberland management operations on the Pacific Northwest properties. Our regulatory assessment included:
         -        site surveys
         - reviews of your public filings and ongoing and planned timber operations, and
         - reviews of federal and state regulatory endangered species and watershed databases.

         We confirmed compliance of your timber operations and sales plans in each of the Pacific Northwest properties with forestry laws, rules, and regulations and local accepted practices.

         This summary report is divided into four sections dealing with Timber Volume, Regulatory Restrictions, Timber Prices and the Pacific Northwest Properties' Timber Sales Plan. Within each of these four sections, our discussion is organized by reference to each of the four Pacific Northwest properties.

I.  TIMBER VOLUMES

         The volumes we confirmed and that are included in the Prospectus as of March 31, 1999 are set out in the tables below.


               INVENTORY OF TIMBER ON STT CALIFORNIA, OREGON AND
                   WASHINGTON PROPERTIES AS OF MARCH 31, 1999

                           CALIFORNIA COASTAL FOREST
                         MERCHANTABLE TIMBER BY SPECIES

                                                                         BOARD FEET
                                                                         ----------
                                                                       (IN THOUSANDS)
                            SPECIES

Second-growth redwood.......................................              398,249

Douglas-fir.................................................              276,826

Hardwoods...................................................              113,766

Sugar pine..................................................               52,397

Whitewoods..................................................               15,072
                                                                          -------


         Total..............................................              856,310
                                                                          =======


                          CALIFORNIA COMMANDER FOREST
                         MERCHANTABLE TIMBER BY SPECIES


                                                                         BOARD FEET
                                                                         ----------
                                                                       (IN THOUSANDS)
                            SPECIES

Douglas-fir.................................................              130,155

White fir...................................................               70,260

Ponderosa pine..............................................               36,008

Sugar pine..................................................               23,019

Incense cedar...............................................               27,629

Other pine..................................................                  539
                                                                          -------

         Total..............................................              287,610
                                                                          =======

                      OREGON TIMBERLANDS AND TIMBER DEEDS
                         MERCHANTABLE TIMBER BY SPECIES


                                                                                    BOARD FEET 1
                                                                                    ----------
                                                                                   (IN THOUSANDS)
                            SPECIES

Ponderosa pine..............................................                          148,084

Douglas-fir.................................................                          119,064

White fir...................................................                           62,707

Western larch...............................................                           29,815

Lodgepole pine..............................................                            9,742

Other.......................................................                            1,892
                                                                                      -------

         Total..............................................                          371,304
                                                                                      =======


                             WASHINGTON TIMBERLANDS
                         MERCHANTABLE TIMBER BY SPECIES


                                                                                     BOARD FEET
                                                                                     ----------
                                                                                   (IN THOUSANDS)
                            SPECIES

Western hemlock.............................................                           56,980

Douglas-fir.................................................                           30,789

Red and incense cedar.......................................                           16,066

Other conifers..............................................                           13,168

Red alder...................................................                            8,348

Other hardwoods.............................................                            3,415
                                                                                      -------

         Total..............................................                          128,766
                                                                                      =======

---------
1 Includes a small volume of timber located on Eastern Washington "timber deed" holdings. The timber is marketed with and is similar in quality to the Oregon timber. Also it is similarly restricted as to harvest as is the Eastern Oregon timber.


         PROCEDURE AND METHODOLOGIES


         It is impractical to count or measure each tree on a large tract of timber. Therefore, timber inventories are prepared on a statistical sampling of the trees observed and measured on a tract, with the total timber volumes and estimate of species presence being a compilation of this sample. All sample results are audited through a second round of established review procedures to confirm the accuracy of the measurements reflected in the samples. This inventory process is often referred to as a "cruise".

         The methods MB&G used to establish merchantable timber volumes set out in the Prospectus are customary for the type of transactions involved. As is the practice with respect to large acreage tracts of timber with diverse species and diverse locations, MB&G did not perform a complete re-inventory in connection with the Prospectus. Instead, MB&G confirmed the timber volumes by sampling or observing portions of the tracts which individually had been inventoried by MB&G or others (and in that case, checked by MB&G) at various times.

         Before inclusion in the Prospectus, each volume estimate completed prior to the filing of the Registration Statement was adjusted for subsequent harvests and projected growth before inclusion in the Prospectus. In each case, MB&G completed field work and office work to confirm its opinion of timber volumes.

         With the exception of the Riffe Lake Tract in Washington, we, or other recognized consulting forestry firms, whose work we confirmed performed inventory samples for the Pacific Northwest properties in accordance with industry standards. These standards ranged from +5% at a 95% confidence interval to +10% at a 90% confidence interval, dependent upon the particular inventories. This means that in 95 (or 90) times out of 100, if the property were reinventoried using the same sampling procedure and specifications, the resultant volumes should not vary by more than those standards (5% or 10%).

         Set forth below are the years in which an inventory sampling was done for each of the Pacific Northwest properties, together with the acres which were the subject of our sample inventoried, as the basis for our determination of timber volume and acreage:

EASTERN OREGON
SAMPLING YEAR                                                                   ACRES
1994                                                                            41,112
1995                                                                             5,804
1996                                                                            93,820
1997                                                                            14,322
1998                                                                            60,491

                           Total:   Sampled in Eastern Oregon                  215,649
                                                                               -------

WESTERN WASHINGTON
SAMPLING YEAR                                                                    ACRES
1998                                                                            10,822

                           Total: Sampled in Western Washington                 10,822
                                                                               -------

CALIFORNIA
SAMPLING YEAR                                                                    ACRES
1995 (Coastal)                                                                  75,138
1997 (Commander)                                                                43,312

                           Total:   Sampled in California                      118,450
                                                                               -------


         We did not perform a full inventory on the Riffe Lake Tract. The Riffe Lake Tract volumes in the Prospectus are as reported by Weyerhaeuser Corporation at the time of purchase by Pioneer Resources, less harvest and plus estimated growth since the date of the acquisition. Immediately after the acquisition by Pioneer, and on its behalf, we did establish a sample of the inventory on the Riffe Lake Tract adequate to assure that at least the volume indicated by Weyerhaeuser was present on the property. We so confirmed, and since the purchase, Weyerhaeuser's inventory has proven (based on depletions) to be accurate, if not slightly understating the timber inventory on the Riffe Lake Tract.

         To determine species information in our report and in the prospectus, we did not do independent statistical tests. Such testing is not customarily done and, in our experience, has not normally been done for any industrial forest land inventory. We are aware of instances where even 100 percent samples of all trees are taken. However, in our experience, such instances never apply to large acreages.

         The species volumes are part of the total volumes confirmed by our report and are identified only as they appear in the sample. An individual volume sample in a multi-species stand might be composed of several species. For example, in Eastern Oregon, a single sample point might include ponderosa pine, lodgepole pine, Douglas-fir and white fir. The trees at each sample point were individually recorded and the volume reported as part of the total.

         MERCHANTABILITY STANDARDS

         In categorizing timber as merchantable, we used size classifications in accord with industry standards currently employed by timber owners, professional foresters and appraisers in determining merchantable timber volumes each of the specific Northwest Pacific areas. The standards used require for merchantability, that the minimum diameter of standing trees, measured inside the tree bark at the top of the measured segment, be at least five inches, rounded to the nearest whole inch.

         Minimum diameter standards for merchantability are tied to local market mill specifications, which are a function of two factors:

         1. Technology/Equipment -- The ability of the facility to process economically logs of a certain length and diameter, and most are capable of processing five-inch diameter logs.

         2. General Market Prices for Timber -- Mills, when market prices are lower, as is currently the case, adjust specifications to require logs of a greater diameter to enhance mill efficiency.

         Currently, mills in all the Pacific Northwest areas, except for Coastal market area, are actively purchasing logs with a 5-inch top diameter. Mills in the Coastal market have the technology to take logs with a 5-inch top diameter and historically have done so. In current conditions in the Coastal market area, mills with limited exceptions require logs with at least a 5.5-inch top diameter (inside bark) which is consistent with your timber sales plans, which call for harvest and sales of logs with at least a 6-inch (5.5-inch) diameter. We have confirmed, for this report, that mills in the area are capable of sawing and under appropriate market conditions will accept five-inch diameter top logs. Seven mills currently process five-inch diameter logs. Two of these mills are actively purchasing five-inch diameter top logs from outside suppliers. For purposes of this report specifically, we have spoken to representatives of most of the over 20 mills in the economic area for the Coastal tracts.

         When MB&G completed work on the Option A for the former owner of the Coastal properties, we utilized a model that projected harvest volumes and growth in terms of a minimum of six-inch diameter logs since this model was most readily available given we started this work in 1993. The stand configuration of the Coastal lands is such that a substantial amount of volume accrues when the inventory is processed utilizing the five-inch rather than the six-inch model. The stands are at the stage of development where a large component is in trees just lower in diameter than allows inclusion in the volume analysis where a six-inch minimum is used. The differential is shown by comparing the table below with the five-inch inventory analysis we have used for purposes of appraisal and as included in this report. Both the projected harvest and the estimated growth are in terms of the six-inch class rendering it probable that the growth is somewhat understated, as compared to a five-inch basis volume, for the first two to three decades of the Option A plan. The harvest volumes projected and communicated to the regulatory agencies contemplate utilization to a six-inch diameter. The hardwoods, which utilize a different volume table, are the same in both instances.

-------------------------------------------------------------------------------------------------


                                                                              VOLUME TO A MINIMUM
                                                                              6-INCH DIAMETER TOP
SPECIES                                                                              (MBF)

Second-growth redwood                                                               312,188

Douglas-fir                                                                         249,870

Hardwoods                                                                           113,766

Sugar pine                                                                           28,903

Whitewoods                                                                            8,248

TOTAL                                                                               712,975
-------------------------------------------------------------------------------------------------

         The difference between the two estimates, both of which are based on the same inventory data, is about 19% for conifer alone and 17% where hardwoods are included.

         The merchantable timber volumes provided for the Coastal forest in the Prospectus approximate 10,835 board feet per acre, which is based on a 5-inch top. The California Department of Forestry and Fire Protection has noted to the SEC in connection with the Registration Statement that at January 1, 1996 in the "Option A", merchantable timber averaged 6,500 board feet per acre, which is based on a 6-inch top. We provide below a reconciliation of these 1999 and 1996 board foot averages.

         The table below shows that the total estimated timber volume from the CRYPTOS summary (adjusted for a 5-inch top and additional volume from the Willams Ranch) is 843 million board feet. This compares to Mason, Bruce & Girard, Inc.'s 856 million board foot estimate of total volume; a difference of 2%. These differences are due to:
         - Different volume tables including the fact that the Option A growth is in terms of 6-inch top diameter
         -        Recent harvests that have been heavy to Douglas-fir

         This sort of volume difference between estimates is not unusual. In fact, such close alignment between two separate estimates of total volume is unusual. The CRYPTOS volume simulation is a ten-year projection estimate and use for annual updates such as are being requested for this comparison, are not anticipated. The volume by species is also impacted by the short-term harvest. Note that because an area from the southeast of the tract was harvested in 1998, the ratio was about 5 to 1 in favor of Douglas-fir when the overall ratio of redwood to Douglas-fir is close to even.

                         Option A Calculation of Volume

                        Conifer Only                    RW           DF            OC          Total
                -------------------------------------------------------------------------------------
                1/1/97                                249,306      215,902        41,443      506,652
                Add Williams Ranch                      5,314        4,602           883       10,800
                Inv including Williams Ranch          254,620      220,505        42,327      517,452
                Add adjustment to 5" top               63,910       55,347        10,624      129,880
                Add 97 growth                          25,767       22,314         4,283      *52,365
                Less 97 harvest                         4,378        5,281           981       10,640
                1/1/98 inventory                      339,919      292,885        56,253      689,057
                Add 98 growth                          25,767       22,314         4,283      *52,365
                Less 98 harvest                         1,839       10,103           375       12,317
                1/1/99  Conifer inventory             363,847      305,096        60,161      729,105
                -------------------------------------------------------------------------------------
                Hardwoods                                                                     113,766
                -------------------------------------------------------------------------------------
                Total 1/1/99 inventory                                                        842,871

                  *Based on 6" top


                  The Mason, Bruce & Girard, Inc. hardwood estimate is greater than the volume the CRYPTOS model predicts for hardwoods. This higher estimate of hardwood volume is based on the actual inventory, field data, a published volume table, actual depletion and estimated growth at 3% per year, all of which we believe may develop an estimate closer to the actual volume than does the CRYPTOS volume hardwood simulator. (The greater volume estimate for hardwood tends to adversely impact the economic prospects for the property and we have appraised the property and the harvest plan utilizing this higher hardwood volume.)

         The "Option A" Plan data for January 1, 1996 shows the following volumes:

                   Redwood                                      245,020
                   Douglas-fir                                  186,944
                   Hardwood                                     107,799
                   Sugar pine                                    30,972
                   Other conifer                                  9,447
                                                                -------
                   Total                                        580,182(1)

         This volume, without hardwoods, is approximately 472,400 mbf. After growth, adjustment for recalculated acreage and depletion the "Option A" Plan states in Table 10 that as of January 1, 1997 the conifer volume is 506,636 mbf.


--------------
(1) Note this number is slightly different than the "Option A" Plan because of rounding in the strata calculations. The difference is approximately two one-hundreths of a percent.

         This volume is not set out in species volume terms in the "Option A" Plan but in the same Table 10 we show the volume per acre (to three decimal places). This volume extended with the acreage shows a volume by species as follows:

                   Redwood                                             249,306
                   Douglas-fir                                         215,902
                   Sugar pine & other conifer                           41,477
                                                                       -------
                   Total                                               506,685

         This volume is not significantly different from the estimate of total volume as shown above.

         Regarding all inventory estimates including hardwood species on the Coastal tract, the inventory field measurements included data for estimating number of trees, tree diameter and basal area. The timber volume calculations are based on a published table that is different from the table used to estimate volume in conifer trees. There is little recent experience in converting tanoak (over 90% of the estimated hardwood volume) to lumber. Most of the emphasis has been on converting such trees to pulp chips. Essentially, all of the volume of tanoak sold from the Coastal property during the last ten years has been sold for conversion to pulp chips. Estimates of hardwood volumes harvested (depleted) have been based on a conversion from a weight measurement which has been the basis for payment. The conversion is based on a sample of loads actually measured to determine board footage as compared to the weight determined on certified scales.

         Merchantability length specifications vary in the Washington market from the other three Pacific Northwest markets, where length specifications are similar. In the Washington market a tree is merchantable and is included in inventory if it will produce at least one log that is 32 feet long with the minimum top diameter of 5 inches. For all other markets, a tree is merchantable and is included in inventory if it contains at least one 16-foot log with the five-inch minimum top diameter. In addition, in each of the Pacific Northwest markets, volumes for the portion of a tree's bole above the merchantable first log will be included if the additional piece beyond the merchantable first log is at least a minimum length of 12 feet.

         In our determinations and in accordance with industry standards, an entire tree is not required to be free from defect to be considered merchantable. Logs from trees otherwise merchantable can contain mechanical defects such as breaks, splits, crooks or defects caused by fungi for up to 75% of the gross volumes of the timber. Only that portion of the tree free from such defect, however, is considered merchantable. These defect percentages vary by the specific rules of the relevant log scaling bureaus. There are more than ten independent scaling bureaus operating in the Pacific Northwest area, all of which use generally the same standards and the ones we have applied.

         None of the trees we included in inventory is physically impossible to harvest, but trees are included if they are restricted and cannot be harvested immediately because of an environmental, endangered species, or other regulatory restriction. This is in accordance with industry standards, which recognize that no large-acreage timber stand like the Pacific Northwest properties can be harvested at one time but must be harvested according to a deferred schedule.

         To be included as merchantable timber, a tree, though it may not be immediately harvestable, may impact your scheduled harvest plan. For instance, a tree in a stream side zone having a crown that regulates stream temperature and wildlife habitat may not itself be cut, but it will allow for the harvest of a tree at another location. In some instances, also, trees may become available for harvest through the change in location of endangered species or when density of surrounding stands change. Later in this report we set out the acres in the Pacific Northwest properties where harvesting is now prohibited, as well as restricted. We have advised you that in part these restrictions are political in nature and that changes should be expected to acreages included as prohibited or restricted. We anticipate some reduction specifically in streamside restrictions as better definition is made.


II.               REGULATORY RESTRICTIONS IMPACTING PACIFIC NORTHWEST PROPERTIES

         Regulatory restrictions apply to timber harvesting and timberland management operations in each of California, Oregon, and Washington. Historically, California has the most restrictive harvesting restrictions imposed by government agencies. In the mid-70's, the Z'berg-Nejedly Forest Practice Act was put in place by the California legislature, and since then, a substantial amount of investigative, planning and documentation work must precede essentially any timber harvesting operation in California. The California Forest Practice Act was significantly modified in 1994 when the current rules were put in place. More recently, Washington, and presently Oregon have imposed significant regulatory restrictions. Washington appears to be far in front of Oregon in the implementation process.

         We have reviewed your regulatory filings and timber operations and sales plans in each of the Pacific Northwest properties and found them to be in compliance with forestry laws, rules, and regulations and local accepted practices. For California, this included a review of the Option A timber management plan applicable to the Coastal forest and all timber harvest plans under which you are operating both at Coastal and in the Commander forests. We reviewed all notifications of operations filed by Pioneer with the Oregon Forestry Department. In Washington, all your forest practice applications and any required environmental statements were inspected by us and found to be in compliance.

         The following tables indicate the number of acres on the Pacific Northwest timberlands, by property, that are currently subject to harvest restrictions due to the presence of waterway buffer zones, geologically unstable areas or wildlife on or near the property. The first table shows the number of acres on each property that cannot be harvested today. This number of acres may increase or decrease with a change in any category. The second table shows the number of acres on each property as to which harvesting is presently restricted, but not prohibited.

                        HARVESTING CURRENTLY PROHIBITED


                                                                           WATERWAY    GEOLOGICALLY               TOTAL
                                                                           BUFFER      UNSTABLE       WILDLIFE**  BY PROPERTY
                                                                           --------    ------------   --------    -----------
                                                                           ZONE*       AREAS
                                                                           --------    ------------
         California - Commander .....................................          --         40              155        195

         California - Coastal .......................................       1,708        480              396      2,584

         Oregon .....................................................       2,165         --               80      2,245

         Washington .................................................          --         --               20         20

                   Totals ...........................................       3,873        520              651      5,044
                                                                           ======      =====           ======      =====

                        HARVESTING CURRENTLY RESTRICTED

                                                                          WATERWAY                         TOTAL
                                                                        BUFFER ZONE*     WILDLIFE**     BY PROPERTY
                                                                        -----------      --------       -----------

         California - Commander .....................................       2,334           541            2,875

         California - Coastal .......................................       4,656         1,074            5,730

         Oregon .....................................................       8,231            --            8,231

         Washington .................................................         977            --              977
                                                                           ------                         ------

                   Totals ...........................................      16,198         1,615           17,813
                                                                           ======         =====           ======

* Streamside buffer zone restrictions include restrictions due to chinook and coho salmon, and bull and steelhead trout.

**       All wildlife restricted acres except for 5 acres for a peregrine falcon on the Mendocino lands, and 100 acres for bald eagles in Oregon and Washington, are due to the Northern Spotted Owl.


         In the following we describe regulatory issues affecting the Pacific Northwest properties on a state-by-state basis:


         CALIFORNIA

         Before a private landowner can harvest timber in California, the California Forest Practice Act and the Forest Practice Rules require a timberland owner to submit a timber harvest plan to the California Department of Forestry and Fire Protection for its approval. A timber harvest plan must be prepared by a registered professional forester (RPF) and filed on a tract-by-tract basis within a particular forest. The plan must comply with California's forestry rules and legal requirements, which are perhaps the most stringent in the United States. Generally, the timber harvest plan must include, among other things:

-        how the harvest will be done;
-        the silvicultural techniques to be used;
-        proposed replanting and reforestation activities;
- the measures that will be taken to prevent erosion and maintain water quality;

- the measures that will be taken to protect wildlife and plant habitats; and
-        methods of sustaining other forest resources.

         The Forest Practice Rules require a timber harvest plan to demonstrate that a forest is being harvested in a manner that will not exceed maximum sustained production. This generally means that, over a 10-year period, the rate of harvest in a forest tract will not exceed growth of timber from that forest. The Forest Practice Rules provide three options for demonstrating the ability to achieve maximum sustained production. These optional methods are called Option A, Option B and Option C.

         Option A. Under Option A, the landowner is required to prepare a separate plan to achieve maximum sustained production for the entire forest, commonly known as an "Option A plan". The Option A plan is filed as an attachment to the timber harvest plan. The Option A plan generally expires after ten years.

         The Option A plan is divided into four main sections. The first section describes the property, its history and the owner's strategy for achieving maximum sustained production. The second section provides a detailed survey of the volume and species of timber in the forest. The third section estimates the volume of timber that can be harvested over a ten-year period and the estimated long-term (100 years) sustained yield for the forest. The fourth section contains articles referenced in the first three sections, maps of the property, detailed forest growth and inventory data, and the statistical data from which growth and inventory estimates were derived.

         Once the Option A plan is filed and approved by the California Department of Forestry and Fire Protection, a landowner, after receiving approval of a prepared Timber Harvest Plan, can harvest the timber included in the area under plan to which the Option A plan was attached. When the landowner desires to harvest other tracts in the forest covered by the Option A plan, the landowner must then file another timber harvest plan with respect to the new tract, but the landowner will be deemed to have already shown maximum sustained production.

         Option B. Under Option B, the landowner files a sustained yield plan as part of the timber harvest plan. This sustained yield plan includes the owner's plan to achieve maximum sustained production, as well as a forest-wide analysis of environmental and endangered species impacts of harvesting. An owner utilizing Option B must continue to submit timber harvest plans for each subsequent tract in a forest that is harvested. However, once the sustained yield plan is approved, the owner does not need to include a specific environmental or endangered species impact assessment in subsequent timber harvest plans.

         Option C. Under Option C, a landowner does not submit a separate maximum sustained production or environmental impact analysis. Instead, the owner would include these analyses in each timber harvest plan submitted to the Department of Forestry for approval prior to harvesting timber on a particular tract. The landowner would be required to comply with the Forest Practice Rules' restocking requirements when harvesting a tract. However, Option C is not available for use with respect to forests of 50,000 or more acres.

         Coastal Forestlands, Ltd., the prior owner of the Coastal forest, filed a timber management plan under Option A on July 4, 1996. Following extensive review and comment by the Department of Forestry, the timber management plan and related Option A conditions were approved by that agency on November 18, 1996. After approval, the California Department of Forestry continued to review this plan, and Coastal Forestlands made appropriate revisions to its Option A plan based upon this review. The Option A conditions were last updated on January 30, 1998, and approved by the California Department of Forestry effective as of May 7, 1998.

         As the purchaser of the Coastal forest, Pioneer had the option of assuming the terms of the Option A plan filed and updated by Coastal. Pioneer did elect to assume the existing Option A, and we have confirmed that your timber harvest plans filed with the Department of Forestry and the timber sale plans for Coastal as reflected in the overall timber sales plan contained in the prospectus are in conformance with the existing Option A and its harvesting limitations.

         In addition to the Forest Practice Rules described above, timber harvest operations must comply with the California Endangered Species Act and the California Environmental Quality Act. All three sets of rules have requirements for threatened and endangered species. Implementation is variable depending on the philosophies and experiences of local regulators, the public, and the RPF preparing the timber harvest plan.

         The Forest Practice Rules specifically state measures to minimize and mitigate impacts to fish habitat, water quality and wildlife. These are briefly summarized below:

         Riparian area management along Class I (domestic use and fish always or seasonally present) and Class II (fish present within 1000 feet downstream or aquatic habitat for non-fish aquatic species) watercourses:

         - Require 50 percent of existing overstory and 50 percent understory covering the ground adjacent to watercourses.

         - Allow timber harvesting in riparian area to a 50 percent overstory and 50 percent understory retention in a well-distributed multistoried stand, with conifers making up at least 25 percent of existing overstory.

         - Designate two living conifers per acre at least 16 inches dbh (diameter at breast height, 42 feet above the ground) and 50 feet tall within 50 feet of the watercourse.

         - Provide for mitigation measures related to the protection of fish and riparian wildlife habitat, including snags. No numeric standards.

         - Require variable widths of Watercourse and Lake Protection Zones (WLPZ) based on site-specific conditions such as side-slope, yarding systems, and beneficial uses. WLPZ widths vary from 50 feet to 150 feet for Class I and II water.

         Riparian area management along Class III (no aquatic life, capable of sediment transport) watercourses:

         -        Tree retention for large woody debris is not required.

         - May require, when necessary to protect beneficial use, a WLPZ on Class III waters.

         - Require only vegetation other than commercial tree species to be retained and protected near wet areas. Specify that environmental impacts with the potential for significant adverse effects are to be avoided or mitigated.

         - Specify that the need for Class III protection, which may include equipment limitation zones, is to be determined on a site-specific basis.

         Erosion and sedimentation:

         - Require road maintenance for erosion control for 1 year, but may prescribe maintenance for up to 3 years post-harvest.

         - Specify that the protection of Class III watercourses shall be determined on a site-specific basis.

         - Require that mitigation and erosion protection must be stated in the Timber Harvest Plan and approved by the state forester.

         According to the National Marine Fisheries Service (the federal regulatory agency with jurisdiction over anadromous fish), the Forest Practice Rules contain provisions that are protective if fully implemented. There are also exceptions to the Forest Practice Rules that allow timber harvest to occur without any requirement for environmental review or monitoring. Therefore, National Marine Fisheries Service assumes that there is potential for incidental taking of listed fish species as a result of timber harvest operations under the current rules. Several landowners have prepared or are preparing Habitat Conservation Plans (HCPs) to receive the incidental taking permit. National Marine Fisheries Service protection standards under HCPs have changed over the last five years, with increased buffer widths, more restrictions on types of activities allowed (including along Class III streams), and increased assurances from watershed analysis through site-specific land management.

         The "Option A" plan for the Coastal Forest includes a program of watershed evaluation, monitoring, and stream restoration throughout the property to increase protection for aquatic and riparian species. Based on the resource assessment modules in the watershed analysis, three major factors have been identified which significantly affect the viability of habitat conditions in streams on the property:

         -        Sedimentation

         -        Large woody debris

         -        Riparian canopy/stream temperature

         Numerous sections of the Forest Practice Rules address threatened and endangered species issues. Article 9 addresses wildlife protection practices, describing general measures as well as measures specific to the northern spotted owl and marbled murrelet. Current wildlife protection strategies from the Forest Practice Rules are summarized below.

         - SNAG RETENTION. Current rules require that all snags be retained except those designated as a fire hazard. Snags are defined as standing dead trees over 20 feet tall and 16 inches dbh.

         - GENERAL PROTECTION OF NEST SITES. Outlines strategies for protecting nest sites of sensitive species. A pre-harvest inspection will be required for known sites where the site buffer is within a harvest unit. During harvest, nest trees, designated perch trees, screening trees and replacement trees shall be left standing and unharmed except as otherwise provided in the rules. If an occupied nest site of a listed bird species is discovered during harvesting, the trees shall be protected and agencies contacted to modify the Timber Harvest Plan.

         - SPECIFIC REQUIREMENTS FOR PROTECTION OF NEST SITES. Defines buffers for various species.

                  - Northern Spotted Owl - minimum of 18 acres and must avoid "take".

                  - Bald eagle and peregrine falcon - minimum 10 acres, can be increased beyond 40 acres to avoid "take".

                  -        Golden eagle - minimum 8 acres.

                  - Great blue heron and great egret - area within a 300-foot radius of a tree, or trees, containing a group of five or more active nests in close proximity.

                  - Northern goshawk - minimum 5 acres, can be increased to a maximum of 20 acres.

                  - Peregrine falcon - must avoid "take" and protect nest sites.

                  - Osprey - up to 5 acres, can be increased to a maximum of 18 acres.

         The rules define the type of activities allowed within these buffers. Generally, no clear-cutting is allowed; selection, commercial thinning, sanitation-salvage, and the shelterwood regeneration methods are allowed as long as designated trees are left standing and unharmed. The rules also define critical time periods for these species when timber operations cannot occur near the nest.

         The surveys we conducted in the first quarter of 1998 showed that there were approximately 110 northern spotted owl activity centers that affect the Commander forest, though many of these activity centers are located on adjacent properties. Although there have been incidental observations of bald eagles, American peregrine falcons, golden eagles and northern goshawk in the Commander forest, no nesting or roosting sites have been found. Steelhead trout and fall chinook salmon have been observed in streams in the Commander forest and it is likely that streams in that forest will be subject to restrictions for these species and for coho salmon.

         We have also conducted surveys on the Coastal forest. These surveys showed that there were approximately 12 pairs or single spotted owls on the Longview tract in the Coastal forest, and that the property is within the range of the bald eagle, peregrine falcon and marbled murrelet, though none is currently known to reside on the property. Streams within the Longview tract support coho salmon, steelhead trout and chinook salmon. You currently comply with restrictions to protect and restore the habitat of these fish. The nature and scope of restrictions to conserve fish populations may increase over time. For example, the size of buffer zones along streams on the property may have to be widened and the number of streams subject to buffer requirements may increase. Road construction and maintenance requirements may also become more burdensome. A similar survey conducted on the Willits Woods/Williams Ranch tract in the Coastal forest showed that there were approximately 10 pairs or single spotted owls and one peregrine falcon nest on the property, and that the property is within the range of the bald eagle and the marbled murrelet, though none is currently known to reside on the property. Streams within the Willits Woods/Williams Ranch tract contain coho salmon and steelhead trout. Some chinook salmon have also been reported. You comply with the same protective measures with respect to streams on this tract as with the Longview tract.

         Threatened and endangered species plants are not specifically addressed in the Forest Practice Rules. Sections 919.12, 939.12 and 959.12 deal with sensitive species classification. Part (d) states that the Board shall consider the best available science to establish feasible mitigation for the protection of the species. However, the rules do not specify any mitigation measures for sensitive plants.



         EASTERN OREGON

         The Oregon Forest Practices Act requires submission of written plan to the Oregon Department of Forestry, with a mandatory waiting period, when an operation is larger than 120 acres or is within prescribed distances of certain streams or wildlife sites. The potential influence of biological resources on timber harvest for Pioneer lands in Oregon is currently much less than in either California or Washington. The Oregon lands include property in the following counties: Grant, Morrow, Umatilla, Union and Wheeler. The Oregon Natural Heritage Program (ONHP) was contacted early in January 1999 for information on State or Federally threatened and endangered plant and animal species on or near Pioneer property in these counties: Grant, Morrow, Umatilla, Union and Wheeler. The Oregon Natural Heritage Program (ONHP) was contacted early in January 1999 for information on State or Federally threatened and endangered plant and animal species on or near Pioneer property in these counties. There are four fish of concern, three birds of concern and two plants that have been observed on the property. All of these species are given consideration in harvesting operations. In addition to the above, other species of concern are known to be in the vicinity. (Restrictions similar to the ones included here for the Eastern Oregon lands apply to the small acreage of Eastern Washington lands on which timber is owned.)

         Although the ONHP does not yet have database records for anadromous fish in Oregon, both steelhead trout and chinook salmon have the potential to occur on the property. Nineteen observations of bull trout resulted from the 1998 ONHP database query. However, many of these records were not for observations on Pioneer property because, for fish species, the query searches by watershed and not by section. Bull trout were noted on Pioneer property in the Texas Bar Block (John Day River) and the Desolation Block (Desolation Creek). While bull trout were not recorded on blocks downstream of these reaches (e.g., Elk Grove, Buckaroo, River, etc.), it is likely that bull trout occur there as well.

         Only one federally-listed wildlife species is known to occur on Pioneer lands in Eastern Oregon; six observations of bald eagle were found in the ONHP database. All sightings were along the John Day River. These sightings were all recorded during the winter and are believed to be associated with winter roosting sites. It is possible that one or more of these sites could also be used by nesting bald eagles, although no nesting territories are known to occur on these Pioneer lands.

         In July 1998, the U.S. Fish and Wildlife Service (USFWS) proposed to list the Canada lynx as threatened. Timber harvest and related activities were noted in the proposal as the predominant land use affecting lynx habitat. Two observations of Canada lynx were found in the ONHP database in the Umatilla National Forest. Both of these observations are within approximately 1.5 miles of Pioneer ownership. The wolverine was listed by the state of Oregon as threatened in 1975 and is a federal species of concern. Two observations were documented in the ONHP database search.

         The ONHP database query found observations of Laurence's milk-vetch (FSC, ST) and arrow-leaf thelypody (FSC, ST) on or near Pioneer lands in Eastern Oregon. Neither the Federal nor Oregon Endangered Species Acts prohibit the "taking" of listed plant species, so plants are not considered to be something that could affect timber harvesting on Pioneer lands for the foreseeable future.

         The Oregon Forest Practice Administrative Rules (OAR) defines necessary protections for Type D (domestic water supply), F (fish or domestic), and N (neither fish nor domestic use) streams. Riparian Management Area (RMA) widths are determined by stream size and stream type. Geographic region and stream size determines the general prescription for RMAs adjacent to Type F or Type D. The OFPA describes watershed-specific practices for water quality limited watersheds and areas where threatened or endangered aquatic species are present.

         The listings of bull trout and anadromous salmonids under the federal ESA have changed forestry practices in riparian and upland areas, and more changes will likely be forthcoming. These changes have caused operators to minimize ground disturbance and remove fewer trees from riparian areas. Harvest activities within riparian buffers have been, and will likely continue to be, restricted beyond current Forest Practice Rules to address protection for fish and aquatic resources. The use of watershed analysis methodologies is likely to become more prevalent in Oregon. It is likely that new rules will include provisions to use watershed analysis to identify hazard areas and habitat that is vulnerable or requires improvement.

         In addition to legal requirements, voluntary stream and aquatic habitat protection measures were developed under the Oregon Coastal Salmon restoration Initiative, and outlined in a memo from Paul Bell (Forest Practice Policy Analyst) dated September 15, 1997. Oregon Forest Industries Council
(OFIC) members have made a commitment to select trees within harvest units to restore salmon habitat in Core Areas (as defined by ODFW). This can be accomplished by placing large woody debris in streams, or other actions. Other voluntary management measures (within Core Area) include riparian hardwood conversions, additional conifer retention, RMAs for Type N streams, and leave tree placement. These measures might affect the volume of wood harvested on the property.

         In addition, the NMFS has proposed new stream rules that would apply to private land in Oregon. While the NMFS's proposed modifications to the OAR will not be adopted, a revision of the current rules in the near future is likely. This would mean more restrictions on activities within the RMA, and less timber harvest. Operations that may affect TES species or their designated critical habitat will require Endangered Species Act (ESA) compliance.

         Unlike fish, the regulatory climate dealing with most wildlife in the forested landscape or Oregon has remained relatively static for the last few years. The bald eagle is the only species that currently has the potential to measurably impact timber harvest on the Pioneer lands in Eastern Oregon, and then only slightly.

         The State Forester will not approve timber operations if they would result in "taking" of bald eagles. Additional restrictions apply for operations near bald eagle nesting, roosting or foraging sites. Winter roost sites must be retained and protected from damage including windthrow. During the critical period of use (November 15-March 31), operations must not disturb eagles using the resource site, and no operation shall be permitted within 1/4 mile of the active roost tree, or 2 miles if the eagles have line-of-sight vision to the operation.

         WASHINGTON

         The potential influence of biological resources on timber harvest for the Aloha and Riffe Lake blocks, Washington, in our opinion, is less than California and more than Oregon. Database queries were conducted to determine if any state or federally listed (threatened or endangered) plant, wildlife, or fish species occur. Four fish species, three bird species but no plants are listed as being of concern on the Western Washington lands. There are three sensitive plant species.

         Timber harvesting and land management in Washington State is subject to all relevant state and federal laws. Timber harvest activities must comply with the Washington Forest Practices Act (FPA) (RCW 76.09), as governed by the Washington Department of Natural Resources (WDNR). Other relevant laws include the federal Endangered Species Act (ESA), State environmental Policy Act (SEPA; Chapter 222-10 WAC), and the Clean Water Act. The National Environmental Policy Act (NEPA) could also apply under certain circumstances.

         The database query identified one stream, Joe Creek, on the Aloha property as having reticulate sculpin, a state monitor species. In addition to the reticulate sculpin, this creek is also identified as having critical spawning habitat for resident fish, anadromous fish runs, and priority fish present. The Aloha block is within the Copalis River watershed, Boone Creek watershed, and Moclips River watershed; however, the rivers themselves are not on the property. Both the Copalis River and the Moclips River have chum salmon, chinook salmon, sockeye salmon, and bull trout, plus the species identified for Joe Creek. None of these streams are currently protected under the Endangered Species Act. However, sea-run cutthroat trout are a candidate species for listing and are under review.

         Elk Creek, on the Riffe Lake property was also identified as containing anadromous fish, but did not provide specific information about species presence or absence. Elk Creek is not a tributary to Riffe Lake, but flows into the Green River, which is a tributary of the North Fork Toutle River (Cowlitz watershed). Elk Creek is identified as having anadromous fish throughout the reach on the property. Although not identified in the database report, the anadromous species referred to are likely sea-run cutthroat trout, steelhead trout, and coho salmon. Because a dam has blocked passage of anadromous fish into the lake, all fish in Riffe Lake tributaries are resident fish only. Weyerhaeuser, the former owner of the property, was contacted in 1998 for information on fish or stream surveys for the Riffe Lake property. No information was on file.

         As stated above, there are no known threatened or endangered wildlife species on or within close proximity of the Aloha block (WDFW 1998). According to a representative of Weyerhaeuser, there are no known spotted owl nests and no known marbled murrelet nests on the property. Two bald eagle nest sites have been located but both are over one mile from Pioneer ownership. A marbled murrelet detection area is centered in T19N R12W S12 according to the WDFWs marbled murrelet detection map (October 1998) which places the southwestern portion of the tract in a special management zone.

         The database query identified a bald eagle nest on the Pioneer Resources property along the margin of Riffe Lake. There are no known spotted owl nests on the property, although the property is within the range of this species, and several spotted owl circles are known to occur within 2 miles of the property boundary. The majority of the property is within the range for the marbled murrelet but none have been detected within 1.5 miles of the property.

         No threatened or endangered plant species are known to occur on or within one mile of either the Aloha block or the Riffe Lake property. The Natural Heritage Information System has no records for rare plants or high quality ecosystems in the vicinity of property (WDNR 1999). There are no requirements to survey for listed plant species, A list of sensitive plants for Grays Harbor and Lewis Counties shows the Western Washington properties may contain three different sensitive plant species, but no sitings were reported.

         Timber harvesting and land management in Washington State is subject all relevant state and federal laws. Timber harvest activities must comply with Washington Forest Practices Act (FPA) (RCW 76.09), as governed by the Washington Department of Natural Resources. Other relevant laws include federal Endangered Species Act (ESA), State Environmental Policy Act (SE Chapter 222-1 0 WAC), and the Clean Water Act. The National Environmental Policy Act (NEPA) could also apply under certain circumstances.

         The NMFS is still in an adjustment period following the recent listings of many salmon and steelhead stocks in the Pacific Northwest. As such, many new field staff and management personnel have joined NMFS, and the agency culture is early in its development process. As a result the agency is continually developing and refining its policies and positions regarding, among other things, the adequacy of state forest practice rules to adequately protect fish. NMFS's positions described in this document regarding various regulatory issues may not necessarily reflect their current or future position.


PENDING REGULATIONS

         In our work we completed a review of known pending regulations applying to each state of the Pacific Northwest region of your properties:

California

         Resolution No. 98-66, an amendment to the Water Quality Control Plan for the North Coast, by the North Coast Region California Regional Water Quality Control Board, was adopted establishing a Total Maximum Daily Load
(TMDL) for sediment in the Garcia River watershed. Upon approval it will be sent to the Office of Administrative Law for review and final approval before becoming law.

         In 1996 the state of California identified the Garcia River as a high priority waterbody according to the requirements in Section 303(d) of the federal Clean Water Act (CWA). Section 303(d)(1)(A) of the CWA requires that states list those waters for which existing management practices are not sufficient to achieve water quality standards. The Garcia River was identified due to excessive sedimentation. When the Garcia River was designated a high-priority waterbody the development of a Total Maximum Daily Load (TMDL) for the river became necessary.

         These regulations pertaining to TMDL compliance that are pending and may have the effect of law are being applied by the regulatory agencies at this time. These regulations are resulting in additional costs for land administration, preparing harvesting plans and harvesting costs. These costs as they apply to harvesting have been taken into account. However, the costs for planning may not be accounted for.


Eastern Oregon

         The recent listing of the various salmon species by NMFS affects the harvest near streams. The effect of these listings have been considered and anticipated in our analysis of harvest.

Western Washington

         The Washington Department of Fish and Wildlife's Timber, Fish and Wildlife regulations are in the process of change. The impact of the pending regulations has been estimated and the results under those regulations have been included in our analysis.


III TIMBER PRICES

         We defined the separate market area for each of the four Pacific Northwest forests by identifying those mills that are within sufficient proximity of the particular forest to purchase its timber on a cost-efficient basis. The Commander market is comprised of twenty lumber mills in nine counties of Siskiyou, Shasta, Trinity, Lassen, Plumas, Placer, El Dorado, Sacramento, and Sierra. Twenty-two mills in Mendocino, Humboldt, and Sonoma counties in coastal California comprise the Coastal forest market.

         In the market for the Oregon forests there are fourteen lumber mills in the Grant, Jefferson, Crook Union, Wallowa, Umatilla, and Morrow counties east of the Cascade Mountains. Thirty-one mills in the seven counties of Grays Harbor, Mason, Pierce, Thurston, Pacific, Lewis, and Cowlitz in the western part of the state comprise the Washington market.

         We conducted market surveys for logs developed from trees matching your trees on the Northwest Properties to provide the table of estimated average delivered log prices, prices of standing trees, and logging costs as of March 31, 1999 shown below. The surveys included consideration of size and grade of log within species as necessary to develop the averages set out. Log prices tend to follow, rather than lead, product markets and redwood and fir log prices appear to be moving up now in reaction to some improved lumber market prices.


                                                              As of March 31, 1999
                                                   ------------------------------------------
                                                     Prices of         Logging     Delivered
                                                   Standing Trees       Costs      Log Prices
                                                   ------------------------------------------
                                                                    (Per MBF)
             California - Coastal Forest
             Second-growth redwood                           $508         $282           $790
             Douglas-fir                                      238          282            520

             California - Commander Forest
             Ponderosa pine                                   285          245            530
             Douglas-fir                                      275          245            520

             Oregon
             Ponderosa pine                                   286          184            470
             Douglas-fir                                      278          182            460

             Washington
             Douglas-fir                                      471          180            651
             Western Hemlock                                  368          144            512
             Cedar                                            835          135            970


IV TIMBER SALES PLAN

         We reviewed your timber sales plan, as set out below in the table. We considered regulatory limitations, local stocking levels and growth rates, and the demand for logs in each of the Pacific Northwest market areas. In each instance, the plan is consistent with, or lower than, regulatory limitations would allow. With respect to Coastal, your plan calls for significantly less harvesting than permitted by the "Option A" document.

         The timber sales plan we reviewed and confirmed provides as follows:

                                 1999         2000         2001        2002        2003        2004        2005
                                 ----         ----         ----        ----        ----        ----        ----

    California Coastal          9,701       14,139       19,058      24,430      25,542      26,712      27,944

    California Commander       47,044       40,803       26,543      13,553      13,464      13,648       9,366

    Oregon                     22,157       22,202       34,108      33,027      32,992      32,820      32,514

    Washington                 33,346       25,273       19,154      14,517      11,002       8,339       6,320
                              -------      -------      -------      ------      ------      ------      ------

    Total                     112,248      102,417       98,863      85,527      83,000      81,519      76,144

         The demand for logs in the relevant markets is sufficient to accommodate your planned sales and resulting harvest volumes without adversely affecting stumpage prices in any of the markets. We base the foregoing pricing and volume comments on our acquaintance with the general market situation in the vicinity of your properties, which we regularly analyze for clients.

                                                Very truly yours,

                                                /s/ Glenn Zane
                                                ---------------------------
                                                Glenn Zane
                                                Vice President